SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

INTERSECTIONS INC.
(Name of Issuer)

                Common Stock
(Title of Class of Securities)

                460981301
(CUSIP Number)

                December 31, 2004
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)

[   ] Rule 13d-1(c)

[X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 8 Pages

SCHEDULE 13G

CUSIP No.: 460981301	Page 2 of 8

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) LOEB HOLDING CORPORATION 13-2870509

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* Not applicable (a) [ ] (b) [ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION The state of organization is Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	7,127,768 -0- 7,127,768 -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,127,768

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 41.9%

12	TYPE OF REPORTING PERSON* CO

* SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13G

CUSIP No.: 460981301	Page 3 of 8

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) THOMAS L. KEMPNER

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* Not applicable (a) [ ] (b) [ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION The individual is a U.S. Citizen.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	7,127,768 -0- 7,127,768 -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,127,768

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 41.9%

12	TYPE OF REPORTING PERSON* IN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a).            Name of Issuer:

Intersections Inc. (the "Issuer")

Item 1(b).            Address of Issuer's Principal Executive Offices:

14901 Bogle Drive, Chantilly, VA 20151

Item 2(a), (b) and (c).             Name of Person Filing; Address of Principal Place of Business Office, or if none, Residence; and Citizenship:

1.	Loeb Holding Corporation 61 Broadway New York, NY 10006 A corporation organized under the laws of the State of Maryland.

2.	Thomas L. Kempner c/o Loeb Holding Corporation 61 Broadway New York, NY 10006 Mr. Kempner is a citizen of the United States.

Item 2(d).            Title of Class of Securities:

Common stock, par value $0.01 per share, of the Issuer (the "Common Stock")

Item 2(e).            CUSIP Number:

460981301

Item 3.            If this Statement is Filed Pursuant to Rule 13d-1(b), or Rule 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	|_| Broker or dealer registered under section 15 of the Exchange Act.

(b)	|_| Bank as defined in section 3(a)(6) of the Exchange Act.

(c)	|_| Insurance company as defined in section 3(a)(19) of the Exchange Act.

(d)	|_| Investment company registered under section 8 of the Investment Company Act.

(e)	|_| An investment adviser in accordance with Rule 13d- 1(b)(1)(ii)(E); (1)

(f)	|_| An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	|_| A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G); (2)

(h)	|_| A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	|_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act;

(j)	|_| Group, in accordance with Rule 13d-1(b)(1)(ii)(J). If this statement is filed pursuant to Rule 13d-1(c), check this box. |_|. Not applicable.

Item 4.            Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 7,127,768

(b)	Percent of class: 41.9%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 7,127,768 (1)

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 7,127,768 (1)

(iv)	Shared power to dispose or to direct the disposition: 0

                         (1)      Includes 6,916,893 shares of Common Stock and 210,875 shares of Common Stock issuable upon exercise of options that are currently exercisable held by Loeb Holding Corporation. Mr. Kempner is the beneficial owner of 51% of the voting stock of Loeb Holding Corporation and disclaims beneficial ownership of the Issuer's Common Stock held by Loeb Holding Corporation except to the extent of his pecuniary interest in Loeb Holding Corporation.

Item 5.            Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.            Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.            Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding
                        Company:

Not applicable.

Item 8.            Identification and Classification of Members of the Group:

Not applicable.

Item 9.            Notice of Dissolution of Group:

Not applicable.

Item 10.            Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purposes of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose of effect.

Exhibits:

Exhibit A. Joint Filing Agreement, dated February 14, 2005, by and among the Reporting Persons.

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2005

LOEB HOLDING CORPORATION /s/ Thomas L. Kempner Name: Thomas L. Kempner Title: Chairman and Chief Executive Officer /s/ Thomas L. Kempner Thomas L. Kempner

EXHIBIT A - JOINT FILING AGREEMENT

          The undersigned hereby agree that the Statement on Schedule 13G filed herewith (and any amendments thereto) is being filed jointly with the Securities and Exchange Commission pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, on behalf of each such person.

Dated: February 14, 2005

LOEB HOLDING CORPORATION /s/ Thomas L. Kempner Name: Thomas L. Kempner Title: Chairman and Chief Executive Officer /s/ Thomas L. Kempner Thomas L. Kempner